

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 9, 2008

<u>By facsimile to (212) 688-7273 and U.S. Mail</u>

Mr. Deli Du
President and Chief Executive Officer
China Solar & Clean Energy Solutions, Inc.
Building 3, No. 28, Feng Tai North Road
Beijing, People's Republic of China 100071

Re: China Solar & Clean Energy Solutions, Inc.
        Pre-effective Amendment 4 to Registration Statement on Form S-1
        Filed October 1, 2008
        File No. 333-150233
        Form 10-KSB for the year ended December 31, 2007
        Filed April 10, 2008
        File No. 000-12561

Dear Mr. Du:

We reviewed your filings and have the comments below.

FORM S-1

<u>Audited Financial Statements</u>
<u>Note 11. Net Income Per Share, page F-40</u>

1.   We note your response to prior comment 3. Please revise the diluted net income per share amount and corresponding computation for the year ended December 31, 2007 to reflect the final revised diluted net income per share amount of $0.24.   Please also appropriately address the following in the amendment to your Form S-1:

- Arrange to have an explanatory paragraph included in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated;
- Ensure full compliance with SFAS 154, paragraph 26. In this regard, the "as reported" amounts should be the amounts originally reported in your Form 10-KSB for the year ended December 31, 2007; and
- Fully update all affected portions of the document, including MD&A.

<u>Pro Forma Financial Information</u>

Note A, page F-119

2.   We note your response to prior comment 6. We remind you that Rule 11-02(b)(5) of
        Regulation S-X states that material nonrecurring charges or credits and related tax effects
        which result directly from the transaction and which will be included in your income
        within the 12 months succeeding the transaction shall be disclosed separately and not
        considered in your pro forma statements of income. In this regard, please revise your pro
        forma statements of income to remove the write-down of in-process and development and
        disclose that this item has not been included in your pro forma statements of income.

Notes B and D, page F-119

3.   We note your response to prior comment 7. Please revise your pro forma financial
        information and related notes to present the revised pro forma calculations included in
        your response.

4.   Given that the 2008 Private Placement did not occur until February 2008 and the pro
        forma income statements assume that the 2008 Private Placement took place as of
        January 1, 2007, please tell us what consideration you gave as to whether to include the
        impact of the 2008 Private Placement in your determination of pro forma diluted earnings
        per share amounts for the six months ended June 30, 2008.

                    FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

5.   Please address the comments above in future filings, as applicable.

Item 8AT. Controls and Procedures, page 33

6.   Please provide a statement identifying the framework used by management to evaluate
        the effectiveness of your internal control over financial reporting in an amendment to
        your Form 10-KSB. Refer to Item 308T(a)(2) of Regulation S-B.

Financial Statements
Notes to the Financial Statements

Note 11. Net Income Per Share, page F-23

7.   We note your response to prior comment 3. Please revise the diluted net income per
        share amount and corresponding computation for the year ended December 31, 2007 to
        reflect the final revised diluted net income per share amount of $0.24 in an amendment to
        your Form 10-KSB. Please tell us whether any revisions also need to be made to the
        diluted net income per share amount and corresponding computation for the year ended
        December 31, 2006. If so, please make the necessary revisions in the amendment to your
        Form 10-KSB and in the amendment to your Form S-1. We remind you that when you
        file your restated Form 10-KSB you should appropriately address the following:

        •   an explanatory paragraph in the reissued audit opinion as well as consideration of
            whether the audit opinion should be dual dated;
        •   full compliance with SFAS 154, paragraph 26;
        •   fully update all affected portions of the document, including MD&A;
        •   updated Item 8AT. disclosures should include the following:
            o   a discussion of the restatement and the facts and circumstances surrounding it,
            o   how the restatement impacted the CEO and CFO's original conclusions regarding
                the effectiveness of their disclosure controls and procedures as well as internal
                controls over financial reporting,
            o   changes to internal controls over financial reporting, and
            o   anticipated changes to disclosure controls and procedures and/or internal controls
                over financial reporting to prevent future misstatements of a similar nature.
                    Refer to Items 307 and 308(c) of Regulation S-B; and
        •   include all updated certifications.

8.   We remind you to consider the filing requirements of Item 4.02 of Form 8-K.

9.   Please tell us what consideration you gave as to whether you need to amend your Form
        10-Qs for the quarters ended March 31, 2008 and June 30, 2008 to revise the diluted net
        income per share amounts reported for the 2007 interim periods. If you determined that
        the revised diluted net income per share amounts do not need to be included in
        amendments to your Form 10-Qs, please provide us with an analysis which shows the
        impact of each of the revisions on your reported diluted net income per share amounts for
        each 2007 quarter and cumulative period reported in each of the Form 10-Qs. This
        analysis should include your consideration of the guidance in SAB Topic 1:M in
        determining whether the revision was material. If you determined that the revisions
        should be included in amendments to your Form 10-Qs, we remind you that when you
        file your restated Form 10-Qs you should appropriately address the following:

- full compliance with SFAS 154, paragraph 26;
- fully update all affected portions of the document, including MD&A;
- updated Item 4 disclosures should include the following:
    o a discussion of the restatements and the facts and circumstances surrounding them,
    o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
    o changes to internal controls over financial reporting, and
    o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation S-K; and
- include all updated certifications.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

10.   Please address the comments above in future filings, as applicable.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: United Corporate Services, Inc.
        202 South Minnesota Street
        Carson City, NV 89703

        Darren L. Ofsink, Esq.
        Guzov Ofsink LLC
        600 Madison Avenue, 14th Floor
        New York, NY 10022